EXHIBIT 32(a)

**CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)**

In connection with the Quarterly Report of PACCAR Inc (the "Company") on Form 10-Q for the quarter ended September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. section 1350), that to the best of our knowledge and belief:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date   November 7, 2003   By   /s/ Mark C. Pigott
                                                        Mark C. Pigott
                                                        Chairman and
                                                        Chief Executive Officer
                                                        PACCAR Inc

                                                   By   /s/ Michael A. Tembreull
                                                        Michael A. Tembreull
                                                        Vice Chairman
                                                        PACCAR Inc
                                                        (chief financial officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.